Stemline Therapeutics, Inc.

August 17, 2017

Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

Washington, D.C. 20549

Attn:  Ms. Christine Westbrook

Via:                         EDGAR Submission

Re:                             Stemline Therapeutics, Inc.

Registration Statement on Form S-3

Filed August 8, 2017

File No. 333-219794

Ladies and Gentlemen:

Stemline Therapeutics, Inc. (the “Company”), hereby requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 p.m. (ET) on August 18, 2017 or as soon as practicable thereafter, pursuant to Rule 461 of the Securities Act of 1933, as amended.

The Company acknowledges that (i) should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, such declaration does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff of the Commission, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Matthew W. Mamak of Alston & Bird LLP with any questions or comments at 212-210-1256.  Thank you for your assistance with this filing.

STEMLINE THERAPEUTICS, INC.

By:	/s/ Ivan Bergstein, M.D.
Ivan Bergstein, M.D.
Chairman, President and Chief Executive Officer

cc:           Matthew W. Mamak, Esq.